Exhibit A


January 31, 2005

Via email and Federal Express
Jack Leif
CEO, President and Director
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, CA 92121
CC: Arena Board of Directors c/o Stephen Spector, General Counsel

Dear Mr. Leif:

Accipiter Capital Management, LLC is currently a holder of 919,500 shares of Arena Pharmaceuticals, Inc. Given that Accipiter is one of Arena's largest shareholders, we believe it is appropriate for this letter to be released into the public domain.

We are opposed to the proposed offering by Arena Pharmaceuticals, Inc. of up to 6,900,000 shares of common stock, including over-allotments. After our meeting last week and subsequent conversations regarding the proposed transaction, the purpose of this letter is to share our thoughts and analysis.

Arena's research programs have recently received significant external validation. Most importantly, last month Arena and Ortho-McNeil Pharmaceutical, Inc, a subsidiary of Johnson and Johnson (J&J), entered into a sizable worldwide collaboration and licensing agreement containing hundreds of millions of dollars of potential milestone payments. Arena also received a total of $24.5 million in cash payments in December alone. The J&J agreement is one of the most valuable agreements for a pre-clinical program in the entire history of the biotechnology industry. In October 2004, Arena also extended its research collaboration with Merck, and Merck purchased $7.5 million of Arena stock at $8.00 / share, representing roughly a 70% premium to the company's share price at the time.

Arena's current share price of $5.94, as of yesterday's close, is barely above the company's net tangible book value of $5.11 per share, as listed in the prospectus. The capital markets are therefore assigning little to no value for the company's research programs, science, clinical pipeline, or technology.

Management and the Board, through a willingness to issue shares at such a depressed valuation, are signaling to the markets that they share the market's current view that the value of Arena's technology and science are negligible.

It is illogical for a company's own management and its board to unnecessarily dilute shareholders when the capital markets are valuing the company in this fashion.

In order to gain a better understanding of the reasons for the proposed offering, you and Mr. Dominic Behan, Ph.D., Arena's Chief Scientific Officer, Mr. Matthew Plunkett, a Director of Healthcare Investment Banking at CIBC, and myself held a meeting on January 20th at Accipiter's offices. A conference call was held on January 20th including myself and three members of Arena's Board of
Directors: Mr. Steven Spector, J.D., Arena's General Counsel, Mr. Scott Bice, a Director, and Mr. Donald Belcher, a Director. I greatly appreciate the courtesy involved for all parties to make time for those two discussions in their busy schedules.

A disappointment with the markets' lack of recognition of the value of the J&J collaboration was expressed by you, as well as by Mssrs. Bice and Belcher.



It is our view that neither a sufficient nor reasonable amount of time was provided for the capital markets to reflect this value in Arena's stock price between the announcement of the J&J collaboration on December 21st and the announcement of the proposed offering on January 13th. Slightly more than three weeks is hardly adequate under normal circumstances, especially so when that timeframe encompasses the holiday season.

Moreover, since Arena is a small capitalization biotechnology company without widespread analyst coverage, it should be expected that relative to most companies, a greater length of time is required for the markets to appreciate this new collaboration. Additionally, in the short time between the announcement of the collaboration and the proposed offering, management has not held a conference call, presented at a single investment conference, or traveled to meet potential investors on a "non-deal road show" to bring attention to this transformational agreement.

Purchase of a new investment position for the portfolio of an institutional firm generally requires an analyst to complete a rigorous research process, involving substantial scientific due diligence, one or more meetings with management, the creation of detailed written reports for the portfolio manager, and occasionally investment committee approval. Such a process generally takes significantly longer than three weeks. Similar amounts of time would be required for an analyst at a brokerage firm to research Arena and potentially initiate coverage.

In both the meeting and conference call of January 20th, it was disappointing to learn that none of the parties involved could provide even one example of a biotechnology company with greater than two years cash at current burn rates conducting a financing through a secondary offering at roughly book value.

Out of the many thousands of financing transactions that have occurred in the past several years, Arena's proposed offering appears to stand alone. Our research is unable to identify one single biotechnology company in Arena's financial position that has chosen to dilute shareholders with a secondary offering of shares this close to book value.

Mr. Plunkett, in a telephone conversation of January 26th, was kind enough to provide some examples of what he believed were financing transactions close to book value through secondary offerings of common stock by biotechnology companies with greater than two years of cash. Mr. Plunkett provided the company names and financing dates. Upon review, my research indicated that one of those six examples given, Tularik in 10/02, was in fact was not a secondary offering by the company.

The remaining five are listed below. It is obvious that Arena still stands alone, with the lowest premium to net tangible book value by a significant margin. Given that Arena's net tangible book value is higher at 12-31-04 than 9-30-04 as a result of the J&J payments during the fourth quarter, the disparity is even more striking.

                                                                                    Net Price to
Company      Offering    Gross       Net Proceeds    Net Tangible  Net BV as      Company as
(Ticker)     Date        Price       to Company      Book Value    of date        Premium to BV
------------ ----------- ----------- --------------- ------------- -------------- ------------------
Incyte        Nov-04     $ 9.75      $ 9.23          $ 0.47           6/30/2004       1863%
Alexion       Jul-04     $ 15.50     $ 14.75         $ 4.09           4/30/2004        261%
Vical         Mar-04     $ 5.50      $ 5.17          $ 4.18          12/31/2003         24%
Tularik       Oct-02     $ 6.80      $ 6.25          $ 3.78           9/30/2002         65%
Telik         Jan-02     $ 6.50      $ 6.11          $ 1.47           9/30/2002        316%
Arena         Jan-05     $ 5.94      $ 5.65*         $ 5.11           9/30/2004         11%



* based on closing price of 1-26-05 and Accipiter's estimates of customary underwriting discounts




The issuance of additional shares at or near tangible book value is usually limited to financially desperate companies. With around $130 million in cash and equivalents as of 12-31-04 and a net loss of $43.1 million for the nine months ended 9-30-04, Arena is hardly a financially desperate company.

The proposed offering brings additional risks to Arena shareholders, as detailed in the company's filings. If Arena were to issue shares at below a net price of $6.72 / share, which equates to a price to the public of less than $7.22 / share, the holders of Series B Convertible Preferred Stock may require Arena to redeem all or some of their outstanding preferred shares. The aggregate redemption price as of December 31, 2004 was approximately $36.5 million, which would consume substantially all of the proceeds from the proposed offering, or cause Arena to issue additional common shares to satisfy the redemption. Furthermore, Arena's offering of shares below this threshold will result in additional dilution to shareholders, as the exercise price for the warrants on the Series B-1 Convertible Preferred will be adjusted downward, and the number of warrants will be adjusted upwards, per the formula outlined in the company's filings.

Therefore, we are strongly opposed to the proposed offering at current prices, and urge you and the Board of Directors to swiftly terminate it.



Sincerely,


Gabe Hoffman

General Partner